

                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 1 of 29


                           GPU, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                               September 30, 1999
                               ------------------



                                                                  (In Thousands)
ASSETS                                                Actual       Adjustments       Pro Forma
                                                      ------       -----------       ---------
Utility Plant:
  Utility plant in service                          13,688,229             -          13,688,229
  Accumulated depreciation                          (5,484,955)            -          (5,484,955)
                                                    ----------            ----         ----------
  Net utility plant in service                       8,203,274             -           8,203,274
  Construction work in progress                        164,373             -             164,373
  Other, net                                            98,481             -              98,481
                                                        ------            ----            ------
      Net utility plant                              8,466,128             -           8,466,128
                                                     ---------            ----         ---------


Other Property and Investments:
  Equity investments                                    88,697             -              88,697
  Goodwill, net                                      2,781,270             -           2,781,270
  Nuclear decommissioning trusts, at market            757,237             -             757,237
  Nuclear fuel disposal trust, at market               118,132             -             118,132
  Other, net                                           513,625           5,000           518,625
                                                       -------           -----           -------
      Total other property and investments           4,258,961           5,000         4,263,961
                                                     ---------           -----         ---------


Current Assets:
  Cash and temporary cash investments                  241,309          (5,000)          236,309
  Special deposits                                      42,956             -              42,956
  Accounts receivable:
    Customers, net                                     381,868             -             381,868
    Other                                              292,484             -             292,484
  Unbilled revenues                                    133,377             -             133,377
  Materials and supplies, at average cost or less:
    Construction and maintenance                       149,909             -             149,909
    Fuel                                                26,072             -              26,072
  Investments held for sale                             47,818             -              47,818
  Deferred income taxes                                 24,560             -              24,560
  Prepayments                                          218,057             -             218,057
                                                       -------                           -------
      Total current assets                           1,558,410          (5,000)        1,553,410
                                                     ---------          ------         ---------


Deferred Debits and Other Assets:
  Regulatory assets, net                             5,537,251             -           5,537,251
  Deferred income taxes                              2,333,768             -           2,333,768
  Other                                                510,670             -             510,670
                                                       -------           ----            -------
      Total deferred debits and other assets         8,381,689             -           8,381,689
                                                     ---------           ----          ---------

      Total Assets                                 $22,665,188        $      -       $22,665,188
                                                   ===========        ========       ===========


                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 2 of 29

                           GPU, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                               September 30, 1999
                               ------------------

                                                                 (In Thousands)
LIABILITIES AND CAPITALIZATION                        Actual       Adjustments        Pro Forma
                                                      ------       -----------        ---------
Capitalization:
  Common stock                                     $   331,958     $       -         $   331,958
  Capital surplus                                    1,031,063             -           1,031,063
  Retained earnings                                  2,482,862             -           2,482,862
  Accumulated other comprehensive income/(loss)        (13,220)            -             (13,220)
                                                       -------                           -------
      Total                                          3,832,663             -           3,832,663
  Reacquired common stock, at cost                    (232,549)            -            (232,549)
                                                      --------                          --------
      Total common stockholders' equity              3,600,114             -           3,600,114
  Cumulative preferred stock:
    With mandatory redemption                           81,500             -              81,500
    Without mandatory redemption                        37,741             -              37,741
  Subsidiary-obligated mandatorily redeemable
    preferred securities                               225,000             -             225,000
  Trust preferred securities                           200,000             -             200,000
  Long-term debt                                     6,876,126             -           6,876,126
                                                     ---------                         ---------
      Total capitalization                          11,020,481             -          11,020,481
                                                    ----------                        ----------



Current Liabilities:
  Securities due within one year                       381,809             -             381,809
  Notes payable                                        823,500             -             823,500
  Obligations under capital leases                     125,936             -             125,936
  Accounts payable                                     506,387             -             506,387
  Taxes accrued                                        385,321             -             385,321
  Interest accrued                                      92,070             -              92,070
  Deferred energy credits                               47,741             -              47,741
  Other                                                637,395             -             637,395
                                                       -------                           -------
      Total current liabilities                      3,000,159             -           3,000,159
                                                     ---------                         ---------


Deferred Credits and Other Liabilities:
  Deferred income taxes                              3,556,621             -           3,556,621
  Unamortized investment tax credits                    96,772             -              96,772
  Three Mile Island Unit 2 future costs                493,551             -             493,551
  Purchase power contract loss liability             3,392,798             -           3,392,798
  Other                                              1,104,806             -           1,104,806
                                                     ---------                         ---------
      Total deferred credits and other liabilities   8,644,548             -           8,644,548
                                                     ---------                         ---------


      Total Liabilities and Capitalization         $22,665,188     $       -         $22,665,188
                                                   ===========     ========          ===========


                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 3 of 29

                           GPU, Inc. and Subsidiaries
             Consolidated Statements of Income and Retained Earnings
                  Actual (unaudited) and Pro Forma (unaudited)
                 For The Twelve Months Ended September 30, 1999
                 ----------------------------------------------

                                                               (In Thousands)
                                                       Actual     Adjustments          Pro Forma
                                                       ------     -----------          ---------
Operating Revenues                                  $4,407,506     $      -           $4,407,506
                                                    ----------     -------            ----------

Operating Expenses:
  Fuel                                                 345,727            -              345,727
  Power purchased and interchanged                   1,224,812            -            1,224,812
  Deferral of energy and capacity costs, net           (29,677)           -              (29,677)
  Other operation and maintenance                    1,157,345            -            1,157,345
  Depreciation and amortization                        515,380            -              515,380
  Taxes, other than income taxes                       191,416            -              191,416
                                                       -------                           -------
       Total operating expenses                      3,405,003            -            3,405,003
                                                     ---------                         ---------

Operating Income                                     1,002,503            -            1,002,503
                                                     ---------                         ---------

Other Income and Deductions:
  Allowance for other funds used during construction       396            -                  396
  Equity in undistributed earnings
   of affiliates, net                                  108,500            -              108,500
  Other income, net                                     81,272            -               81,272
                                                        ------                            ------
       Total other income and deductions               190,168            -              190,168
                                                       -------                           -------

Income Before Interest Charges and
 Preferred Dividends                                 1,192,671            -            1,192,671
                                                     ---------                         ---------

Interest Charges and Preferred Dividends:
  Long-term debt                                       363,921            -              363,921
  Trust preferred securities                             4,673            -                4,673
  Subsidiary-obligated mandatorily
    redeemable preferred securities                     26,974            -               26,974
  Other interest                                        27,046            -               27,046
  Allowance for borrowed funds used
   during construction                                  (3,787)           -               (3,787)
  Preferred stock dividends of subsidiaries, inclusive
   of $1,268 loss on reacquisition                      11,355            -               11,355
      ------                                            ------                            ------
       Total interest charges and preferred dividends  430,182            -              430,182
                                                       -------                           -------

Income  Before Income Taxes and Minority Interest      762,489            -              762,489
  Income taxes                                         290,978            -              290,978
  Minority interest net income                           2,510            -                2,510
                                                         -----                             -----
Net Income                                          $  469,001     $      -           $  469,001
                                                    ==========     =======            ==========


Retained Earnings:
Balance at beginning of period                      $2,278,770     $      -           $2,278,770
  Net income                                           469,001            -              469,001
  Cash dividends declared on common stock             (264,924)           -             (264,924)
  Other adjustments, net                                    15            -                   15
                                                         -----                             -----
Balance at end of period                            $2,482,862     $      -           $2,482,862
                                                    ==========     =======            ==========




                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 4 of 29

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries

                                 (In Thousands)

                                       (1)


Other investment - EnerTech Partnership                 $5,000
        Cash and temporary cash investments                               $5,000

To reflect the proposed investment by GPU, Inc. (through a new, wholly-owned subsidiary to be formed, "Newco"), from time to time, of up to $5 million in the EnerTech Partnership, which is being formed to make investments in companies engaged in utility-like services industries.



Note: The proposed declaration and payment of common stock dividends by Met-Ed and Penelec out of their capital and unearned surplus (SEC File No. 70-9593) does not have an impact on GPU's consolidated financial statements since such dividends would be between the parent and its subsidiary companies.


                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 5 of 29

                                    GPU, Inc.
                                 Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                               September 30, 1999

                                                                 (In Thousands)
ASSETS                                                Actual       Adjustments        Pro Forma
Investments:
  Investment in subsidiaries                       $ 3,769,165     $(1,033,900)      $ 2,735,265
  Other investments                                      6,440             -               6,440
                                                         -----                             -----
      Total investments                              3,775,605      (1,033,900)        2,741,705
                                                     ---------      ----------         ---------

Current Assets:
  Cash and temporary cash investments                      213          (5,000)           (4,787)
  Accounts receivable, net                              10,870             -              10,870
  Dividends receivable                                     -         1,038,900         1,038,900
  Prepayments                                              284             -                 284
                                                           ---                               ---
      Total current assets                              11,367       1,033,900         1,045,267
                                                        ------       ---------         ---------
Deferred debits and other assets                           209             -                 209
                                                           ---                               ---

      Total Assets                                 $ 3,787,181     $       -         $ 3,787,181
                                                   ===========     ========          ===========




                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 6 of 29

                                    GPU, Inc.
                                 Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                               September 30, 1999
                               ------------------

                                                                 (In Thousands)
LIABILITIES AND CAPITALIZATION                        Actual       Adjustments       Pro Forma
                                                      ------       -----------       ---------
Stockholders' Equity:
  Common stock                                     $   331,958     $       -         $   331,958
  Capital surplus                                    1,031,063             -           1,031,063
  Retained earnings                                  2,482,862             -           2,482,862
  Accumulated other comprehensive income/(loss)        (13,220)            -             (13,220)
                                                       -------                           -------
     Total                                           3,832,663             -           3,832,663
  Reacquired common stock, at cost                    (232,549)            -            (232,549)
                                                      --------                          --------
      Total common stockholders' equity              3,600,114             -           3,600,114
                                                     ---------                         ---------


Current Liabilities:
  Notes payable                                        181,000             -             181,000
  Accounts payable                                          51             -                  51
  Other                                                  3,926             -               3,926
                                                         -----                             -----
      Total current liabilities                        184,977             -             184,977
                                                       -------                           -------

Deferred credits and other liabilities                   2,090             -               2,090
                                                         -----                             -----


      Total Liabilities and Capitalization         $ 3,787,181     $       -         $ 3,787,181
                                                   ===========     ========          ===========



                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 7 of 29

                                    GPU, Inc.
                   Statements of Income and Retained Earnings
                  Actual (unaudited) and Pro Forma (unaudited)
                 For The Twelve Months Ended September 30, 1999
                 ----------------------------------------------
                                                                 (In Thousands)
                                                       Actual     Adjustments       Pro Forma
                                                       ------     -----------       ---------

Income:
   Equity in earnings of subsidiaries               $  482,028     $      -           $  482,028
                                                    ----------     -------            ----------

Operating Expenses:
  Other operation and maintenance                        9,016            -                9,016
                                                         -----                             -----
      Total operating expenses                           9,016            -                9,016
                                                         -----                             -----

Operating Income                                       473,012            -              473,012
                                                       -------                           -------

Other Income and Deductions:
  Other income, net                                        346            -                  346
                                                           ---                               ---
      Total other income and deductions                    346            -                  346
                                                           ---                               ---

Income Before Interest Charges                         473,358            -              473,358
                                                       -------                           -------

Interest Charges:
  Other interest                                         4,357            -                4,357
                                                         -----                             -----
      Total interest charges                             4,357            -                4,357
                                                         -----                             -----

Income Before Income Taxes                             469,001            -              469,001
  Income Taxes                                             -              -                  -
Net Income                                          $  469,001      $     -           $  469,001
                                                    ----------       -------          ----------


Retained Earnings:
Balance at beginning of period                      $2,278,770     $      -           $2,278,770
  Net income                                           469,001
                                                       469,001            -
  Cash dividends declared on common stock             (264,924)           -             (264,924)
  Other adjustments, net                                    15            -                   15
                                                            --                                --

Balance at end of period                            $2,482,862     $      -           $2,482,862
                                                    ==========     =======            ==========


                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 8 of 29

                                    GPU, Inc.
                            Pro Forma Journal Entries

                                 (In Thousands)



                                       (1)

Investment in subsidiaries - "Newco"                      $    5,000
        Cash and temporary cash investments                             $  5,000

To reflect the proposed investment by GPU, Inc., from time to time, of up to $5 million in the EnerTech Partnership (such investment would be made through a new, wholly-owned subsidiary to be formed, "Newco"), which is being formed to make investments in companies engaged in utility-like services industries.


                                             (2)

Common stock dividends receivable                         $1,038,900
        Investment in subsidiaries - Met-Ed                             $668,900
        Investment in subsidiaries - Penelec                            $370,000

To reflect the proposed receipt of common stock dividends to be declared and paid by Met-Ed and Penelec out of their capital and unearned surplus from time to time through December 31, 2002 (SEC File No. 70-9593).

                                                            Financial Statements
                                                                       Item 6(b)
                                                                    Page 9 of 29


               COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The customer service, transmission and distribution operations of these electric utilities are conducting business under the name GPU Energy. JCP&L, Met-Ed and Penelec considered together are referred to as the "GPU Energy companies." The generation operations of the GPU Energy companies are conducted by GPU Generation, Inc. (Genco) and GPU Nuclear, Inc. (GPUN). GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries, own, operate and fund the acquisition of electric and gas transmission and distribution systems in foreign countries, and are referred to as "GPU Electric." GPU International, Inc. and GPU Power, Inc. and their subsidiaries, develop, own and operate generation facilities in the United States and foreign countries and are referred to as the "GPUI Group." Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; and GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies. All of these companies considered together are referred to as "GPU."


1.    COMMITMENTS AND CONTINGENCIES

                     COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT

Generation Asset Divestiture:

     In 1997, GPU announced its intention to begin a process to sell, through a competitive bid process, up to all of the fossil-fuel and hydroelectric facilities owned by the GPU Energy companies. GPU subsequently announced that it would consider selling the Three Mile Island Unit 1 nuclear generating facility (TMI-1) and the Oyster Creek nuclear generating station (Oyster Creek). In March and July of 1999, GPU completed the sales of its interests in the Homer City and Seneca Pumped Storage Stations, respectively. For additional information on the completed sales, see Note 2, Accounting for Extraordinary and Non-recurring items.

     In October 1998, the GPU Energy companies agreed to sell TMI-1 to AmerGen Energy Company, LLC (AmerGen), for approximately $100 million. Of the $100 million, $23 million will be paid at closing and $77 million, which is for the nuclear fuel in the reactor, will be paid in five equal annual installments beginning one year after closing. The sale is subject to various conditions, including the receipt of satisfactory federal and state regulatory approvals. There can be no assurance as to the outcome of these matters. Highlights of the agreements are presented in the Competitive Environment and Rate Matters section of Management's Discussion and Analysis.

     Also in October 1998, the GPU Energy companies agreed to sell to Sithe Energies (Sithe) all their remaining fossil-fuel and hydroelectric generating facilities, other than JCP&L's 50% interest in the Yards Creek Pumped Storage

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 10 of 29

Facility (Yards Creek) for a total purchase price of approximately $1.7 billion (JCP&L $442 million; Met-Ed $677 million; Penelec $561 million). The sales to Sithe are expected to be completed in the fourth quarter of 1999.

     In October 1999, JCP&L agreed to sell Oyster Creek to AmerGen for approximately $10 million and reimbursement of the cost (estimated at about $88 million) of the next scheduled refueling outage. This transaction is subject to the receipt of various federal and state regulatory approvals. Highlights of the agreements are presented in the Competitive Environment and Rate Matters section of Management's Discussion and Analysis.

     JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek. In December 1998, JCP&L filed a petition with the New Jersey Board of Public Utilities (NJBPU) seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its September 30, 1999 book value of $22 million. There can be no assurance of the outcome of this matter.

Stranded Costs and Regulatory Restructuring Orders:

     With the current market price of electricity being below the cost of some utility-owned generation and power purchase commitments, and the ability of customers to choose their energy suppliers, certain costs, which generally would be recoverable in a regulated environment, may not be recoverable in a competitive environment. These costs are generally referred to as stranded costs.

      In June and October 1998, the Pennsylvania Public Utility Commission (PaPUC) issued Restructuring Orders to Met-Ed and Penelec. The amended PaPUC Restructuring Orders provides for Met-Ed and Penelec's recovery of a substantial portion of what otherwise would have become stranded costs, and provided for a Phase II proceeding following the completion of their generation divestitures to make a final determination of the extent of that stranded cost recovery. An appeal by one intervenor in the restructuring proceedings is pending before the Pennsylvania Supreme Court. There can be no assurance as to the outcome of these matters.

      In April 1999, JCP&L entered into a settlement agreement with several parties to its stranded cost and rate unbundling proceedings, pending before the NJBPU. In May 1999, the NJBPU issued a Summary Order (Summary Order), which approved the settlement with certain modifications. Among other things, the Summary Order provides for full recovery of JCP&L's stranded costs, and requires a separate review and approval of JCP&L's pending sales of its interest in its non-nuclear generation assets and in TMI-1. In October 1999, the NJBPU approved the sales of JCP&L's non-nuclear generating assets. There can be no assurance as to the outcome of the TMI-1 review. The Summary Order did not address the pending sale of Oyster Creek, because at the time the

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 11 of 29

Summary Order was issued, it was uncertain whether the plant would be sold or retired early. For details of the Summary Order, see Competitive Environment and Rate Matters section of Management's Discussion and Analysis. As a result of the NJBPU's actions, in the second quarter of 1999, JCP&L recorded a reduction in operating revenues of $115 million reflecting JCP&L's obligation to make refunds to customers. JCP&L anticipates that the NJBPU will issue a Final Order in the fourth quarter of 1999. For additional information, see Note 2, Accounting for Extraordinary and Non-recurring Items.

     Under the NJBPU and the PaPUC restructuring orders, the GPU Energy companies are required to provide generation service to customers who do not choose an alternate supplier. As noted above, the GPU Energy companies have agreed to sell substantially all of their generation assets. Consequently, there will be increased market risks associated with providing generation service since the GPU Energy companies will have to supply energy almost entirely from contracted and open market purchases. Under the Summary Order, JCP&L is permitted to recover reasonable and prudently incurred costs associated with providing basic generation service and to defer the portion of these costs that cannot be recovered currently. The PaPUC's Restructuring Orders, however, generally do not allow Met-Ed and Penelec to recover their costs, including their energy costs in excess of established rate caps. An inability of the GPU Energy companies to supply electricity to customers who do not choose an alternate supplier at a cost recoverable under their capped rates, would have an adverse effect, which may be material, on GPU's results of operations. Highlights of generation service obligations are presented in the Competitive Environment and Rate Matters section of Management's Discussion and Analysis.

Generation Agreements:

     The emerging competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years) covering times of expected high energy price volatility (that is, peak demand periods) and reliance on spot market purchases during other periods.

     Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies have been required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity which have remaining terms of up to 21 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The projected cost of energy from new generation supply sources has also decreased due to improvements in power plant technologies and lower forecasted fuel prices. The following table shows actual payments from 1997 through September 30, 1999, and estimated payments thereafter through 2004.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 12 of 29

                          Payments Under NUG Agreements
                                  (in millions)

                                Total        JCP&L    Met-Ed  Penelec
                                -----        -----    ------  -------

        1997                     759           384    172     203
        1998                     788           403    174     211
        1999                     780           392    171     217
        2000                     794           405    157     232
        2001                     778           410    154     214
        2002                     799           422    158     219
        2003                     802           413    163     226
        2004                     808           407    168     233

     The NJBPU Summary Order and PaPUC Restructuring Orders provide the GPU Energy companies assurance of full recovery of their NUG costs (including above-market NUG costs and certain buyout costs). Accordingly, the GPU Energy companies have recorded, on a present value basis, a liability for above-market NUG costs of $3.3 billion (JCP&L $1.6 billion; Met-Ed $0.7 billion; Penelec $1 billion) on the Consolidated Balance Sheets which is fully offset by Regulatory assets, net. In addition, JCP&L recorded a liability of $70 million for above-market utility purchase power agreements with a corresponding offset to Regulatory assets, net, since there is also assurance of full recovery of these costs. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements and will, where beneficial, attempt to renegotiate the prices of the agreements, offer contract buyouts and attempt to convert must-run agreements to dispatchable agreements. There can be no assurance as to the extent to which these efforts will be successful.

     In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provides for the recovery of costs associated with the buyout of the Freehold Cogeneration project (Freehold buyout). The Stipulation of Final Settlement provides for recovery through the levelized energy adjustment clause of: (1) buyout costs up to $130 million, and (2) 50% of any costs from $130 million to $140 million, over a seven-year period for the termination of the Freehold power purchase agreement. The NJBPU approved the cost recovery on an interim basis subject to refund, pending further review by the NJBPU. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the market transition charge, but has not altered the interim nature of such recovery. There can be no assurance as to the outcome of this matter.

                               ACCOUNTING MATTERS

     JCP&L, in the second quarter of 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71, and Emerging Issues Task Force Issue

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 13 of 29

97-4 (EITF Issue 97-4), Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continue to be subject to the provisions of FAS 71.

     Regulatory assets, net as reflected in the September 30, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

GPU, Inc. and Subsidiary Companies                                (in thousands)
----------------------------------                                 September 30,
                                                                        1999
                                                                        ----
Market transition charge (MTC) / basic
  generation service (NJ)                                            $2,457,120
Competitive transition charge (CTC) (PA)                                947,587
Reserve for generation divestiture                                      769,835
Power purchase contract loss not in CTC (PA)                            369,290
Costs recoverable through distribution rates (NJ)                       298,546
Income taxes recoverable through future rates, net                      267,370
Net divestiture proceeds recoverable
  through MTC (NJ)                                                      170,427
Three Mile Island Unit 2 (TMI-2)
  decommissioning costs                                                 100,828
Societal benefits charge (NJ)                                            88,003
Other postretirement benefits                                            25,822
Nonutility generation contract buyout costs                                 -
Unamortized property losses (NJ)                                            -
Net investment in TMI-2 (NJ)                                                -
Environmental remediation (NJ)                                              -
Other, net                                                               42,423
                                                                      ---------
     Total regulatory assets, net                                    $5,537,251
                                                                     ==========

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 14 of 29

JCP&L                                                             (in thousands)
-----                                                              September 30,
                                                                       1999
                                                                       ----
Market transition charge (MTC) / basic
  generation service                                                 $2,457,120
Costs recoverable through distribution rates                            298,546
Net divestiture proceeds recoverable through MTC                        170,427
Societal benefits charge                                                 88,003
Reserve for generation divestiture                                          -
Income taxes recoverable through future rates, net                          -
Nonutility generation contract buyout costs                                 -
Unamortized property losses                                                 -
Net investment in TMI-2                                                     -
Environmental remediation                                                   -
Other, net                                                                  -
                                                                      ---------
     Total regulatory assets, net                                    $3,014,096
                                                                     ==========


Met-Ed                                                            (in thousands)
------                                                             September 30,
                                                                       1999
                                                                       ----
Competitive transition charge                                        $  645,072
Reserve for generation divestiture                                      444,177
Power purchase contract loss not in CTC                                 271,270
Income taxes recoverable through future rates, net                      113,190
TMI-2 decommissioning costs                                              66,255
Other, net                                                               26,550
                                                                      ---------
     Total regulatory assets, net                                    $1,566,514
                                                                     ==========



Penelec                                                           (in thousands)
-------                                                            September 30,
                                                                       1999
                                                                       ----

Reserve for generation divestiture                                   $  325,658
Competitive transition charge                                           302,515
Income taxes recoverable through future rates, net                      154,180
Power purchase contract loss not in CTC                                  98,020
Other, net                                                               76,268
                                                                      ---------
     Total regulatory assets, net                                    $  956,641
                                                                      =========

     In accordance with the Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," impairment tests performed by the GPU Energy companies on the net book values of their generation facilities determined that the net investments in TMI-1 and Oyster Creek were impaired. As of September 30, 1999, this resulted in write-downs of $530 million and $676 million, respectively, to reflect TMI-1 and Oyster Creek's fair market values. The majority of the TMI-1 write-down was recorded in 1998 while the Oyster Creek write-down was recorded in the second and third quarters of 1999. Of the amount written down for TMI-1, however, $520 million was reestablished as

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 15 of 29

a regulatory asset because management believes it is probable of recovery in the restructuring process, and $10 million (the Federal Energy Regulatory Commission jurisdictional portion) was charged to expense as an extraordinary item in 1998. The total impairment amount of Oyster Creek has been reestablished as a regulatory asset since the Summary Order provides for its recovery in the restructuring process.

     Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. GPU will be required to include its derivative transactions on its balance sheet at fair value, and recognize the subsequent changes in fair value as either gains or losses in earnings or report them as a component of other comprehensive income, depending upon the intended use and designation of the derivative as a hedge. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. GPU will adopt FAS 133 in the first quarter of 2001 and is in the process of evaluating the impact of this statement.


                               NUCLEAR FACILITIES

Investments:

     The GPU Energy companies have made investments in three major nuclear projects -- TMI-1 and Oyster Creek, both of which are operating generation facilities, and TMI-2, which was damaged during a 1979 accident. TMI-1 and TMI-2 are jointly owned by JCP&L, Met-Ed and Penelec in the percentages of 25%, 50% and 25%, respectively. Oyster Creek is owned by JCP&L. GPU has agreed to sell TMI-1 and Oyster Creek to AmerGen. Highlights of the agreements are presented in the Competitive Environment and Rate Matters section of Management's Discussion and Analysis. JCP&L's net investment in TMI-2 at September 30, 1999 and December 31, 1998 was $62 million and $66 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed and Penelec's remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

     Costs associated with the operation, maintenance and retirement of nuclear plants have continued to be significant and less predictable than costs associated with other sources of generation, in large part due to changing regulatory requirements, safety standards, availability of nuclear waste disposal facilities and experience gained in the construction and operation of nuclear facilities. In addition, for economic or other reasons, operation of these plants for the full term of their operating licenses cannot be assured. Also, not all risks associated with the ownership or operation of nuclear facilities may be adequately insured or insurable. Consequently, the recovery of costs associated with nuclear projects, including replacement power, any unamortized investment at the end of each plant's useful life (whether

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 16 of 29

scheduled or premature), the carrying costs of that investment and retirement costs, is not assured.

     If the GPU Energy companies do not complete the pending sales of their nuclear facilities, in addition to the above, they may experience added costs and reduced output at these facilities because of the prevailing design criteria at the time of construction and the age of the plants' systems and equipment.

TMI-2:

      As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the United States District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

      At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan, and (c) an indemnity agreement with the Nuclear Regulatory Commission
(NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million.

      In 1995, the U.S. Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

      The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the U.S. Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 17 of 29

      In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases," which had been selected for a test case trial as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. On November 2, 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers.

      GPU, Inc. and the GPU Energy companies believe that the Third Circuit has misinterpreted the record before the District Court, as it applies to the non-test case plaintiffs, and are considering asking the Third Circuit for reconsideration or rehearing of its decision. There can be no assurance as to the outcome of this litigation.

      GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.


                         NUCLEAR PLANT RETIREMENT COSTS

      Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the U.S. Department of Energy (DOE).

      In 1995, a consultant to GPUN performed site-specific studies of TMI-1, TMI-2 and Oyster Creek (updated in 1998), that considered various decommissioning methods and estimated the cost of decommissioning the radiological portions and the cost of removal of the nonradiological portions of each plant, using the prompt removal/dismantlement method. GPUN management has reviewed the methodology and assumptions used in these studies, is in agreement with them, and believes the results are reasonable. Under NRC regulations, the GPU Energy companies intend to complete the funding for Oyster Creek and TMI-1 retirement costs by the end of the plants' license terms, 2009 and 2014, respectively. The TMI-2 funding completion date is 2014, consistent with TMI-2's remaining in long-term storage and being decommissioned at the same time as TMI-1. The NRC may require an acceleration of the decommissioning funding for Oyster Creek if the pending sale is not completed and the plant is retired early. The retirement cost estimates under the 1995 site-specific studies, assuming decommissioning at the end of the plants' license terms, are as follows (in 1999 dollars):
                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 18 of 29

                                                       (in millions)
                                                                       Oyster
                                             TMI-1       TMI-2         Creek

Radiological decommissioning                   $358       $435         $591
Nonradiological cost of removal                  88         34*          32
                                                ---        ---          ---
   Total                                       $446       $469         $623
                                                ===        ===          ===

* Net of $12.6 million spent as of September 30, 1999.

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring the GPU Energy companies' nuclear facilities may be different from the cost estimates contained in these site-specific studies. Also, the cost estimates contained in these site specific studies are significantly greater than the decommissioning funding targets established by the NRC.

      The 1995 Oyster Creek site-specific study was updated in 1998 in response to the previously announced potential early closure of the plant in the year 2000. An early shutdown would increase the retirement costs shown above to $632 million ($600 million for radiological decommissioning and $32 million for nonradiological cost of removal). Both estimates include substantial spending for an on-site dry storage facility for spent nuclear fuel and significant costs for storing the fuel until the DOE complies with the Nuclear Waste Policy Act of 1982. See OTHER COMMITMENTS AND CONTINGENCIES section for further information.

      The agreements to sell TMI-1 to AmerGen provide, among other things, that upon financial closing, the GPU Energy companies will transfer up to $320 million in decommissioning trust funds to AmerGen, which will assume all TMI-1 decommissioning liabilities.

      The agreements to sell Oyster Creek to AmerGen provide, among other things, that upon financial closing, JCP&L will transfer up to $430 million in decommissioning trust funds to AmerGen, which will assume all liability for decommissioning Oyster Creek.

      The GPU Energy companies charge to depreciation expense and accrue retirement costs based on amounts being collected from customers. Customer collections are contributed to external trust funds. These deposits, including the related earnings, are classified as Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets.

      The NJBPU has granted JCP&L annual revenues for TMI-1 and Oyster Creek retirement costs of $5.2 million and $22.5 million, respectively, based on the 1995 site-specific studies. The recovery of Oyster Creek retirement cost escalates to $34.4 million in August 2000 if the plant were to be retired in 2000.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 19 of 29

      In the Restructuring Orders, the PaPUC granted Met-Ed and Penelec recovery of TMI-1 decommissioning costs of $103.4 million and $67.8 million, respectively, as part of the Competitive Transition Charge (CTC). These amounts, which are computed on a present value basis, are based on the 1995 site-specific study and will be adjusted in Phase II of Met-Ed and Penelec's restructuring proceedings, once the net proceeds from the generation asset divestiture are determined.

     In the event the GPU Energy companies do not complete the pending sales of their nuclear plants, management believes that any TMI-1 and Oyster Creek retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable from customers.

     The estimated liabilities for TMI-2 future retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of September 30, 1999 are as follows:

                                                (in millions)
                               GPU           JCP&L        Met-Ed        Penelec
                               ---           -----        ------        -------

September 30, 1999             $494          $124         $246          $124

These amounts are based upon the 1995 site-specific study estimates (in 1999 and 1998 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $28 million (JCP&L $7 million; Met-Ed $14 million; Penelec $7 million) as of September 30, 1999 and $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) as of December 31, 1998, as a result of TMI-2's entering long-term monitored storage in 1993. The GPU Energy companies are incurring annual incremental monitored storage costs of approximately $1.8 million (JCP&L $450 thousand; Met-Ed $900 thousand; Penelec $450 thousand).

      Offsetting the $494 million liability at September 30, 1999 is $252 million (JCP&L $16 million; Met-Ed $152 million; Penelec $84 million) which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheets, and $288 million (JCP&L $112 million; Met-Ed $130 million; Penelec $46 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets. Earnings on trust fund deposits are included in amounts shown on the Consolidated Balance Sheets under Regulatory assets, net. TMI-2 decommissioning costs charged to depreciation expense for the nine months ended September 30, 1999 amounted to $3.7 million (JCP&L $1.7 million; Met-Ed $1.4 million; Penelec $0.6 million).

      The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995 site-specific estimates. In addition, JCP&L is recovering its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC, but also allowed Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 20 of 29

      At September 30, 1999, the accident-related portion of TMI-2 radiological decommissioning costs is considered to be $77 million (JCP&L $19 million; Met-Ed $39 million; Penelec $19 million), which is the difference between the 1995 TMI-1 and TMI-2 site-specific study estimates (in 1999 dollars). In connection with rate case resolutions at the time, JCP&L, Met-Ed and Penelec have made contributions to irrevocable external trusts relating to their shares of the accident-related portions of the decommissioning liability in the amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and have been expensed. The GPU Energy companies will not pursue recovery from customers for any amounts contributed in excess of the $77 million accident-related portion referred to above.

      JCP&L intends to seek recovery for any increases in TMI-2 retirement costs, and Met-Ed and Penelec intend to seek recovery for any increases in the nonaccident-related portion of such costs, but recognize that recovery cannot be assured.

                                    INSURANCE

     GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily incremental replacement power costs). There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.


     The decontamination liability, premature decommissioning and property damage insurance coverage for the TMI station and for Oyster Creek totals $2.7 billion per site. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

     The Price-Anderson Act limits GPU's liability to third parties for a nuclear incident at one of its sites to approximately $9.7 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including those owned by the GPU Energy companies, could result in assessments of up to $88 million per incident for each of the GPU Energy companies' two operating reactors, subject to an annual maximum payment of $10 million per incident per reactor. In addition to the retrospective premiums payable under the Price-Anderson Act, the GPU Energy companies are

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 21 of 29

also subject to retrospective premium assessments of up to $26.0 million (JCP&L $16.3 million; Met-Ed $6.5 million; Penelec $3.2 million) in any one year under insurance policies applicable to nuclear operations and facilities.

     The GPU Energy companies have insurance coverage for incremental replacement power costs resulting from an accident-related outage at their nuclear plants. Coverage commences after a 12-week waiting period at $1.8 million and $2.6 million per week for 52 weeks for Oyster Creek and TMI-1, respectively, decreasing to 80% of such amounts for the next 110 weeks.

                              ENVIRONMENTAL MATTERS

     As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

     In 1997 and 1998 the U.S. Environmental Protection Agency (EPA) adopted new, more stringent rules on ozone and particulate matter. Several groups have filed suit in the U.S. Court of Appeals to overturn these new air quality standards on the grounds that, among other things, they are based on inadequate scientific evidence. The GPU Energy companies are unable to determine what additional costs, if any, will be incurred if the EPA rules are upheld. Moreover, the timing and amounts of expenditures under Titles I and IV of the federal Clean Air Act Amendments of 1990 will be dependent upon the timing of the sales of the related generating facilities.

     GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site):

       JCP&L         MET-ED      PENELEC       GPUN        GPU, INC.      TOTAL
       -----         ------      -------       ----        ---------      -----

        8              4            2            1             1            13

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. The ultimate cost of remediation will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup,

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 22 of 29

(b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

     In 1997, the EPA filed a complaint against GPU, Inc. in the United States District Court for the District of Delaware for enforcement of its unilateral order issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942 and GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings. All of the common stock of Dover was sold in 1942 by a member of the AGECO/AGECORP group to an unaffiliated entity, and was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake). According to the complaint, the EPA is seeking up to $0.5 million in past costs, $4.2 million for the cleanup of the Dover site and approximately $19 million in penalties. GPU, Inc. has responded to the EPA complaint stating that such claims should be dismissed because, among other things, they are barred by the operation of the Final Decree entered by the United States District Court for the Southern District of New York at the conclusion of the 1946 reorganization proceedings of AGECO/AGECORP. Chesapeake has also sued GPU, Inc. for a contribution to the cleanup of the Dover site. The United States District Court for the District of Delaware has refused to dismiss the complaints and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

     Pursuant to federal environmental monitoring requirements, Penelec has reported to the Pennsylvania Department of Environmental Protection (PaDEP) that contaminants from coal mine refuse piles were identified in storm water run-off at Penelec's Seward station property. Penelec signed a modified Consent Order, which became effective December 1996, and a third Amendment in December 1998, that establish a schedule for submitting a plan for long-term remediation, based on future operating scenarios. Penelec currently estimates that the remediation of the Seward station property will range from $12 million to $20 million and has a recorded liability of $12 million at September 30, 1999. These cost estimates are subject to uncertainties based on continuing discussions with the PaDEP as to the method of remediation, the extent of remediation required and available cleanup technologies. Penelec expects recovery of these remediation costs in Phase II of its restructuring proceeding and has recorded a corresponding regulatory asset of approximately $12 million at September 30, 1999.

     In 1997, the GPU Energy companies filed with the PaDEP applications for re-permitting seven (JCP&L - one; Met-Ed - three; Penelec - three) operating ash disposal sites, including projected site closure procedures and related cost estimates. The cost estimates for the closure of these sites range from approximately $17 million to $22 million, and a liability of $17 million (JCP&L $1 million; Met-Ed $4 million; Penelec $12 million) is reflected on the Consolidated Balance Sheets at September 30, 1999. Met-Ed and Penelec expect to be granted recovery of these costs in Phase II of their restructuring proceedings. As a result, a regulatory asset of $17 million (JCP&L $1 million; Met-Ed $4 million; Penelec $12 million) is reflected on the Consolidated Balance Sheets at September 30, 1999. There can be no assurance as to the outcome of these proceedings.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 23 of 29

     JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned manufactured gas plant (MGP) sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of September 30, 1999, JCP&L has spent approximately $34 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $53 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. Moreover, the cost to clean up these sites could be materially in excess of $53 million due to significant uncertainties, including changes in acceptable remediation methods and technologies. In addition, federal and state law provides for payment by responsible parties for damage to natural resources.

     In 1997, JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs was approved by the NJBPU. At September 30, 1999, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $44 million. JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L commenced litigation in the New Jersey Superior Court against several of its insurance carriers, relative to these MGP sites and has settled with all but one of those insurance companies.

                       OTHER COMMITMENTS AND CONTINGENCIES

Class Action Litigation:

     In July 1999, New Jersey experienced a severe heat wave that resulted in major power outages and temporary service interruptions including JCP&L's service territory. As a result, the NJBPU has initiated an investigation into the reliability of the transmission and distribution systems of all New Jersey utilities and their response to power outages. In addition, two lawsuits were filed in New Jersey Superior Court (Court) against GPU, Inc., JCP&L and certain of their affiliates seeking class action certification for all individuals including customers, businesses and employees, who incurred financial losses, including both compensatory and punitive damages. In October 1999, the GPU defendants' motion to dismiss the complaints was denied and the two proceedings were consolidated and certified as class actions. The GPU defendants have filed a motion for leave to appeal the Court's decision. GPU has notified its insurance carriers who have reserved their rights to contest coverage under GPU's insurance policies for losses which GPU may incur. There can be no assurance as to the outcome of these matters.

      As a result of the fire and explosion in September 1998, at the Longford natural gas plant in Victoria, Australia, three class actions have been brought in Australian Federal Court against Esso Australia Limited and its affiliate
(Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. Plaintiffs claim that Esso was negligent in designing, maintaining and operating the Longford plant and also assert claims under various Australian fair trade practices laws.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 24 of 29

      Esso has joined as additional defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its subsidiary Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc. acquired the assets of TPA (renamed GPU GasNet) and TPAA from the State of Victoria in June 1999. Esso has named GPU GasNet as an additional defendant. Under the acquisition agreement with the State, GPU GasNet has indemnified TPA against third party claims. Esso is seeking contribution and indemnity from the third party defendants for any damages for which Esso may be found liable. In addition, Esso has asserted several separate claims against the State and the former State-owned entities for damages, and contends that GPU GasNet assumed TPA's liabilities as part of the State's privatization process.

      GPU GasNet has filed an answer denying liability and has moved to dismiss portions of Esso's claims. GPU GasNet has also notified its insurance carriers of this action. The insurers have reserved their rights to deny coverage. There can be no assurance as to the outcome of this matter.


GPU, Inc. Investments and Guarantees:

     GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and the GPUI Group. At September 30, 1999, GPU, Inc.'s investment in GPU Electric and the GPUI Group was $711 million and $240 million, respectively. As of that date, GPU, Inc. has also guaranteed up to an additional $1.39 billion and $43.4 million (including $22.1 million of guarantees related to domestic operations) of GPU Electric and GPUI Group obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

      As a result of GPU's purchase from Cinergy Corp. (Cinergy) of the 50% interest in Midlands Electricity plc (Midlands), which GPU did not own, effective in the third quarter of 1999, GPU began accounting for its Midlands investment as a consolidated entity. As a result of this change in accounting, GPU's equity investments as of September 30, 1999 are no longer presented in the Combined Notes to Consolidated Financial Statements since these investments are considered immaterial to GPU's results of operations or financial condition.

GPU Electric

     The Office of Gas and Electricity Markets in the United Kingdom has proposed base rate reductions of 22 to 27 percent for Midlands beginning in April 2000. A final decision on the reductions is expected in the fourth quarter of 1999. There can be no assurance as to the outcome of this matter.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 25 of 29

     Midlands has a 40% ownership interest in a 586 MW power project in Pakistan (the Uch Power Project) which was originally scheduled to begin commercial operation in late 1998, but testing and commercial operation have been delayed.

     On June 30, 1999, the Project lenders issued a notice of default to the project sponsors (including Midlands) for failure to obtain permanent financing and repay the construction debt by the original loan due date. In November 1999, the Project sponsors reached an agreement with the Project lenders under which the construction loan terms will be extended, principal and interest payments will be deferred and the Project sponsors have agreed to fund completion of the plant through their remaining equity contribution commitments. Midlands' current investment in the Uch Power Project is approximately $75 million, and its share of the completion costs could represent an additional $12 million investment. Testing and commercial operations of the plant is now anticipated for the beginning of 2000. As part of GPU's purchase of Cinergy's 50% ownership interest in Midlands, Cinergy has agreed to fund up to an aggregate of $20 million of the required capital contributions and/or certain future "cash losses" which GPU could incur on the Uch Power Project. (For further information on the Midlands' purchase, See Note 3, Acquisitions.) There can be no assurance as to the outcome of this matter.


Other:

     GPU's capital programs, for which substantial commitments have been incurred and which extend over several years, contemplate expenditures of $453 million (JCP&L $183 million; Met-Ed $97 million; Penelec $98 million; Other $75 million) during 1999.

      The GPU Energy companies have entered into long-term contracts with nonaffiliated mining companies for the purchase of coal for certain generating stations in which they have ownership interests (JCP&L - 16.67% ownership interest in Keystone; and Met-Ed - 16.45% ownership interest in Conemaugh). The GPU Energy companies' share of the cost of coal purchased under these agreements is expected to aggregate $135 million (JCP&L $27 million; Met-Ed $57 million; Penelec $51 million) for 1999. These contracts will be assumed by Sithe, upon the closings of the sales of the GPU Energy companies' fossil generation facilities.

      JCP&L has entered into agreements with other utilities to purchase capacity and energy for various periods through 2004. Payments pursuant to these agreements are estimated to be $114 million in 1999, $91 million in 2000, $99 million in 2001, $109 million in 2002, and $113 million in 2003 and $48 million in 2004.

      GPU AR has entered into contracts to supply electricity to retail customers through December 31, 2000 and estimates that it will spend approximately $21 million to purchase energy and capacity related to these contracts. GPU AR has firm purchase commitments which obligate it to pay

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 26 of 29

approximately $11 million for energy and capacity and has the option to purchase additional amounts under various agreements. GPU, Inc. has guaranteed up to $19 million if GPU AR fails to meet its contractual payment obligations.

      In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. Following its purchase of TMI-1 and Oyster Creek, AmerGen will assume all liability for disposal costs related to spent fuel generated after such sales. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it will be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. The DOE's inability to accept spent nuclear fuel could have a material impact on GPU's results of operations, as additional costs may be incurred to build and maintain interim on-site storage at Oyster Creek. TMI-1 has sufficient on-site storage capacity to accommodate spent nuclear fuel through the end of its licensed life. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in northwestern Utah. There can be no assurance as to the outcome of these matters.

      GPU, Inc. and consolidated affiliates have approximately 13,000 employees worldwide, of which nearly 8,100 are employed in the U.S and approximately 3,900 are employed primarily in the United Kingdom. The majority of the U.S. workforce is employed by the GPU Energy companies, of which approximately 4,300 are represented by unions for collective bargaining purposes. Met-Ed and Penelec's collective bargaining agreements with the International Brotherhood of
Electrical Workers (IBEW) expire on April 30, 2000 and May 14, 2002, respectively. JCP&L's collective bargaining agreement with the IBEW expired on October 31, 1999 and a new agreement is currently under negotiation. There can be no assurance as to the outcome of these negotiations. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

      During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 27 of 29

2.   ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

JCP&L Restructuring Write-off:

      In May 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. Accordingly, JCP&L discontinued the application of FAS 71 and has adopted the provisions of FAS 101 and EITF 97-4 with respect to its electric generation operations, effective with the second quarter of 1999. The transmission and distribution portion of the GPU Energy companies' operations continue to be subject to the provisions of FAS 71.

      For the quarter ended June 30, 1999, JCP&L recorded a reduction in operating revenues of $115 million relating to the Summary Order which resulted in an after-tax charge to earnings of $68 million, or $0.54 per share. This reduction reflects JCP&L's obligation to refund to customers 5% from rates in effect as of April 30, 1997 for service rendered on and after August 1, 2002 through July 31, 2003.

     Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. This test determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired. This investment was written down by a total of $676 million (pre-tax) in the second and third quarters of 1999 to reflect its fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and reestablished as a regulatory asset since the Summary Order provides for rate recovery.

Generation Asset Divestiture:

     In 1997, GPU announced its intention to begin a process to sell, through a competitive bid process, up to all of the fossil-fuel and hydroelectric facilities owned by the GPU Energy companies.

     In March 1999, Penelec sold its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million. As a result, Penelec recorded an after-tax gain of $27.8 million in the first quarter of 1999 for the portion of the gain related to wholesale operations and deferred as a regulatory liability the remaining gain of $596.7 million pending Phase II of the Pennsylvania restructuring proceeding.


     In July 1999, Penelec sold its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million. The sale resulted in the recording of an after-tax gain of $0.9 million in the third quarter of 1999 for the portion of the gain related to wholesale operations and the deferral of the remaining gain of $30.2 million as a regulatory liability pending Phase II of the Pennsylvania restructuring proceeding.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 28 of 29

     For information on the GPU Energy companies' pending generation asset sales, see Note 1, Commitments and Contingencies.


3.      ACQUISITIONS

GPU Electric

                          Empresa Distribuidora Electrica Regional, S.A.

      In March 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa) for US $375 million. The fair value of the assets acquired totaled approximately $253.4 million and the amount of liabilities assumed totaled approximately $146.7 million. Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The acquisition was financed through the issuance of commercial paper by GPU Capital, guaranteed by GPU, Inc. and a $50 million contribution from GPU, Inc. The acquisition has been accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by $268 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

                     Transmission Pipelines Australia (TPA)

      In June 1999, GPU Electric acquired TPA, a natural gas transmission business, from the State of Victoria, Australia for A$1.025 billion (approximately US $675 million). TPA has been renamed GPU GasNet. The fair value of the assets acquired totaled approximately US $586 million and the amount of liabilities assumed totaled approximately US $103 million.

      The acquisition was financed through: (1) an A$750 million (approximately US $495 million) senior credit facility, which is non-recourse to GPU, Inc.; and
(2) an equity contribution from GPU Capital of A$275 million (approximately US $180 million) provided through the issuance of commercial paper guaranteed by GPU, Inc.

      The acquisition has been accounted for under the purchase method. The total acquisition cost exceeded the estimated value of net assets acquired by $188.6 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

                            Midlands Electricity plc

      In July 1999, GPU Electric acquired Cinergy's 50% ownership interest in Avon Energy Partners Holdings (Avon), which owns Midlands, for (pound)452.5 million (approximately US $714 million). GPU and Cinergy had jointly formed Avon in 1996 to acquire Midlands. The fair value of the assets acquired by Avon totaled approximately US $4.2 billion and the liabilities totaled approximately US $3 billion.

                                                            Financial Statements
                                                                       Item 6(b)
                                                                   Page 29 of 29

      GPU Electric financed the acquisition primarily through a combination of equity and debt. The equity was funded from: (1) a US $250 million contribution from GPU, Inc., and (2) the issuance of US $50 million of commercial paper by GPU Capital, which is guaranteed by GPU, Inc. The debt has been provided through a two-year (pound)245 million (approximately US $382 million) credit agreement entered into by EI UK Holdings, of which GPU, Inc. has guaranteed approximately US $100 million.

      As a result of GPU's purchase of Cinergy's 50% ownership in Midlands, effective in the third quarter of 1999, GPU began accounting for Midlands as a consolidated entity, rather than under the equity method of accounting as was previously the practice. Consequently, Goodwill, net on the Consolidated Balance Sheet increased by approximately $1.7 billion in the third quarter of 1999. Of this amount, $1.6 billion relates to the previous 1996 acquisition of Midlands by GPU and Cinergy and $121 million represents goodwill as a result of GPU's purchase of Cinergy's 50% share of Midlands. The goodwill is being amortized on a straight-line basis over 40 years.